UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): February 8, 2016

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive **Chicago, Illinois**	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On February 8, 2016, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2015. The full text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the impact to the Bank from the FHFA's final membership rule and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on its website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member letter dated February 8, 2016

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 8, 2016   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer



Exhibit 99.1

FHLB Chicago | Federal Home Loan Bank of Chicago

February 8, 2016

To Our Members:

The Federal Home Loan Bank of Chicago's (Bank) financial performance remained strong and our retained earnings continued to grow in 2015. As your member-owned and member-focused cooperative, we continued to devote our resources to enhance the value of your membership.

We have already made substantial changes to our Capital Plan to reduce your cost of membership and deliver additional benefits to the many members that use our advance products to support the entire membership. Specifically, effective October 1, 2015, we reduced the threshold at which Class B2 membership stock converts to Class B1 activity stock from $5 million to $10,000; this single change provided virtually all of our borrowing members with the opportunity to earn the much higher B1 dividend on most of their investment in the Bank.

Increases in the Class B1 activity stock dividend also lowered your cost of borrowing while the new monthly Reduced Capitalization Advance Program (RCAP) permits many members to borrow from us with less capital stock. We also increased qualified collateral report loan margins and simplified the collateral reporting process; by increasing your borrowing capacity we are better able to support your liquidity and funding needs. We believe all of these factors contributed to significant growth in both advances and letters of credit; at year-end 2015, advances were $36.8 billion, up 13% from year-end 2014, and letters of credit were $6.7 billion, up 85% from year-end 2014.

Enhancing Access to the Secondary Mortgage Market

We remain committed to providing members access to the secondary mortgage market. In 2015 we announced several new MPF® products that were developed with your balance sheet management needs-and your borrowers' needs-at the forefront. You can once again earn higher fee income for retaining some credit risk with the MPF traditional products. The new MPF Government MBS product provides you with attractive pricing on government loans, which you can pass on to your borrowers. And you can now sell jumbo loans to the secondary market via the MPF Direct product.

Supporting Affordable Housing and Small Business Lending

In 2015 we also celebrated the 25th year of the Affordable Housing Program. During this anniversary year we committed nearly $36 million in grants to assist you and your partners to acquire, rehab, or build more than 3,100 housing units. Your home-buying customers also received $16 million of support through our Downpayment Plus® program in 2015. The grants funded with these programs helped all of us achieve an important milestone: the Bank has now invested in more than 100,000 units.

The Bank's Community First® Fund continued to commit resources to support small businesses and affordable housing lending with nearly $40 million in long-term commitments as of December 31, 2015. In December the Bank closed a 10-year, $5 million commitment with its seventh fund partner, Community Reinvestment Fund (CRF), USA. Minneapolis-based CRF has

committed to using the money for lending to small businesses, including businesses in low-income communities in Illinois and Wisconsin.

FHFA's Final Rule on Membership
Our regulator, the Federal Housing Finance Agency (FHFA), released its final rule on FHLBank membership on January 12, 2016. The FHFA dropped its proposal for an ongoing mortgage asset test for membership, which is critically important as most members rely on us as a dependable source of liquidity. The FHFA also disqualified captive insurance companies from membership. We believe captives help deepen and diversify the flow of funds in the mortgage markets, and we are disappointed that the FHFA chose to exclude them.

When this rule was proposed in 2014, we asked you and your trade associations to submit comments expressing your concerns. The FHFA received over 1,300 letters-more letters by far than on any other FHLBank issue. There is no doubt that your efforts had an impact. On behalf of all of us at the FHLBC, thank you for sending comment letters to the FHFA; we are sincerely grateful.

You're Invited: March Member Meetings
Last month you received an invitation to our member meetings, which we are hosting across Illinois and Wisconsin in March. I hope you can attend one of the five meetings where we will report on our financial condition and explain changes to our Capital Plan designed to reduce the cost of membership while enhancing your return on membership activity. In addition, guest speakers will discuss balance sheet strategies for today's environment and provide an economic, housing, and mortgage market outlook. Please click here to learn more and to register.

2015 Financial Highlights
Selected financial data is below, and attached are the preliminary, unaudited Condensed Statements of Income and Statements of Condition. We expect to file our 2015 Annual Report on Form 10-K with the Securities and Exchange Commission next month.

- We recorded **net income** of $349 million compared to the $392 million in 2014.
- We recorded **other non-interest gain (loss)** of $23 million compared to a gain of $32 million for 2014 due to lower amounts of private-label mortgage backed securities litigation settlements ($13 million in 2015, compared to $27 million received from such settlements during 2014).
- **Non-interest expense** was $138 million compared to $124 million for 2014. We experienced increased operating expenses as we continued to invest in our IT infrastructure and security and added staff to support you as well.
- Total **investment securities** decreased 10% in 2015 to $24.6 billion, as our investment portfolio continued to pay down.
- **Advances outstanding** were $36.8 billion, up from the previous year-end level of $32.5 billion. Although we are currently analyzing the FHFA's final membership rule in relation to our impacted members and advances portfolio, we do not expect it to have an immediate or material impact to net interest income because the rule permits a five-year transition period and continuation of advances to contractual maturity.
- **MPF loans** held in portfolio declined $1.2 billion in 2015 to $4.8 billion. Although we resumed purchasing MPF loans for our portfolio in 2015, we do not expect new MPF Loan purchases to fully offset pay downs in the near-term. MPF off-balance sheet loan volume across all of the Home Loan Banks that offer the MPF Xtra, MPF Direct, and MPF Government MBS products to their Participating Financial Institutions (PFIs) increased from

$2.0 billion during 2014 to $3.2 billion during 2015. MPF off-balance sheet loan volume from PFIs in our district was $1.4 billion in 2015 and $1.0 billion in 2014. Total MPF off-balance sheet loans outstanding at December 31, 2015, was $15.4 billion; a little more than half-$7.8 billion-was from PFIs in our district.

- **Total assets** were $70.7 billion compared to $71.8 billion at year-end 2014. Advance growth helped offset the declines in investment securities and MPF loans held in portfolio.
- **Retained Earnings** were $2.7 billion at year-end 2015, up from $2.4 billion at the end of 2014, due to our strong net income.
- **Letter of Credit** commitments increased to $6.7 billion from $3.6 billion at year-end 2014.
- We remain in compliance with all of our regulatory capital requirements.

I hope to see you at one of the March member meetings. Thank you for your support and for using the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, the impact to us from the FHFA's final membership rule and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance," "MPF," "MPF Xtra," "Downpayment Plus," and "Community First" are registered trademarks of the Federal Home Loan Bank of Chicago.

FHLB Chicago | Federal Home Loan Bank of Chicago

Condensed Statements of Condition
(Dollars in millions)
(Preliminary and Unaudited)

	December 31, 2015	December 31, 2014	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	**$ 4,226**	$ 5,827	(27)%
Investment securities	**24,597**	27,260	(10)%
Advances	**36,778**	32,485	13 %
MPF Loans held in portfolio, net of allowance for credit losses	**4,828**	6,057	(20)%
Other	**247**	212	17 %
Total assets	**$ 70,676**	$ 71,841	(2)%
Consolidated obligation discount notes	**$ 41,565**	$ 31,054	34 %
Consolidated obligation bonds	**22,586**	34,251	(34)%
Subordinated notes	**944**	944	— %
Other	**929**	1,067	(13)%
Total liabilities	**66,024**	67,316	(2)%
Capital stock	**1,950**	1,902	3 %
Retained earnings	**2,730**	2,406	13 %
Accumulated other comprehensive income	**(28)**	217	(113)%
Total capital	**4,652**	4,525	3 %
Total liabilities and capital	**$ 70,676**	$ 71,841	(2)%

Condensed Statements of Income
(Dollars in millions)
(Preliminary and Unaudited)

	For the years ended December 31,				
	2015	2014	Change	2013	Change
Interest income	**$ 1,252**	$ 1,362	(8)%	$ 1,511	(10)%
Interest expense	**(744)**	(841)	(12)%	(1,061)	(21)%
Reversal of (provision for) credit losses	**(5)**	7	(171)%	2	250 %
Net interest income	**503**	528	(5)%	452	17 %
Noninterest gain (loss)	**23**	32	(28)%	(1)	3,300 %
Other community investment	**—**	—	— %	50	(100)%
Other noninterest expense	**(138)**	(124)	11 %	(125)	(1)%
Affordable Housing Program assessment	**(39)**	(44)	(11)%	(33)	33 %
Net income	**$ 349**	$ 392	(11)%	$ 343	14 %
Net yield on interest-earning assets	**0.72%**	0.74%	(0.02)%	0.71%	0.03 %

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